Exhibit 99.1

Canada Goose Announces Public Secondary Offering

TORONTO, ON (June 26, 2017) – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE/TSX: GOOS) today announced that it has commenced a proposed public secondary offering of 12,500,000 subordinate voting shares. All of such shares will be offered and sold, subject to market conditions, by certain shareholders of the Company, including Bain Capital and certain members of the Company’s management. In addition, certain selling shareholders are expected to grant the underwriters a 30 day option to purchase up to an additional 1,875,000 subordinate voting shares at the public offering price, less the underwriters’ discounts and commissions. The Company will not receive any proceeds from the sale of subordinate voting shares associated with this offering or the exercise of the over-allotment option. The Company’s subordinate voting shares are traded on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the ticker “GOOS”.

CIBC Capital Markets, Credit Suisse, Goldman Sachs & Co. LLC and RBC Capital Markets are serving as joint book-running managers and as representatives of the underwriters for the proposed offering, and are waiving a lock-up restriction with respect to the subordinate voting shares held by certain of the selling shareholders in the proposed offering, including certain directors and officers of the Company. The waiver takes effect on June 27, 2017, and the shares released may be sold on or after such date only in connection with the secondary public offering. BofA Merrill Lynch, Morgan Stanley, Barclays, BMO, TD and Wells Fargo Securities are also acting as joint book-running managers and Baird, Canaccord Genuity and Cowen are acting as co-managers for the proposed offering.

The offering will be made only by means of a prospectus. A copy of the preliminary prospectus, when available, relating to this offering may be obtained from any of the following sources:

•	CIBC Capital Markets , 22 Front Street West, Mailroom, Toronto, ON, M5J 2W5, by telephone at (416) 956-3636, or by email at mailto:michelene.dougherty@cibc.ca

•	Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone at (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com

•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com

•	RBC Capital Markets, Attention: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2, by telephone at (416) 842-5349 or by e-mail at Distribution.RBCDS@rbccm.com

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective.

A preliminary prospectus has been filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada containing important information relating to the subordinate voting shares. The preliminary prospectus remains subject to completion or amendment. There will not be any sale or any acceptance of an offer to buy the subordinate voting shares until a receipt for the final prospectus has been issued by the relevant securities commissions and similar securities regulatory authorities in Canada.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into a global outerwear brand. Canada Goose is a designer, manufacturer, distributor and retailer of premium outerwear for men, women and children. The Company’s jackets are sold in 37 countries around the world, including in two owned retail stores and four e-commerce stores.

For press inquiries, please contact:

Jessica Liddell

ICR

203-682-8208

Jessica.Liddell@ICRinc.com